As filed with the Securities and Exchange Commission on October 9, 2013	Registration Statement No. 333-______

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM F-7

REGISTRATION STATEMENT
UNDER THE
SECURITIES ACT OF 1933
_______________

Carmanah Technologies Corporation
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	3674	Not Applicable
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification
incorporation or organization)	Classification Code Number	Number
	(if applicable))	(if applicable))

     250 Bay Street,
Victoria, British Columbia, Canada
V9A 3K5
(250) 380-0052
(Address and telephone number of Registrant’s principal executive offices)

     DL Services Inc.
Columbia Center
701 Fifth Avenue, Suite 6100
Seattle, Washington 98104
(206) 903-8800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
________________

Copies to:

Christopher L. Doerksen	Nigel P.H. Cave
Dorsey & Whitney LLP	Borden Ladner Gervais LLP
Columbia Center	1200 Waterfront Centre
701 Fifth Avenue, Suite 6100	200 Burrard Street
Seattle, Washington 98104	Vancouver, British Columbia, Canada
(206) 903-8800	V7X 1T2
(604) 687-5744

_________________

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. [  ]

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per common share	Proposed maximum aggregate offering price (1) (2)	Amount of registration fee (1) (2)
Common Shares	50,294,200	U.S.$0.12	U.S.$5,842,174.27	U.S.$752.47

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to General Instruction II.F.
(2)	Based on the exchange rate of Cdn.$1.00 to U.S.$0.9680, the noon buying rate as reported by the Bank of Canada on October 8, 2013.

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 under the Securities Act of 1933, as amended, shall apply to this registration statement.

PART I—INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1. Home Jurisdiction Document

              Rights Offering Prospectus.

Item 2. Informational Legends

              See the outside front cover page of the Rights Offering Prospectus.

Item 3. Incorporation of Certain Information by Reference

              Not applicable.

Item 4. List of Documents Filed with the Commission

              The documents filed with the United States Securities and Exchange Commission as part of this registration statement are listed in the Rights Offering Prospectus under the caption “Documents Filed as Part of the Registration Statement”.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference into this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request, without charge, from the Chief Financial Officer of Carmanah Technologies Corporation by sending a written request to the Company’s principal office, Attn: Stuart Williams, 250 Bay Street, Victoria, BC, Canada V9A 3K5, by faxing a written request to (250) 380-0062, by calling (250) 380-0052 or by emailing stuart.williams@carmanah.com, and are also available electronically at www.sedar.com.

Short Form Prospectus

Rights Offering	October 9, 2013

CARMANAH TECHNOLOGIES CORPORATION

$6,035,304
Rights to purchase 50,294,200 Common Shares at a purchase price of $0.12 per Common Share

Carmanah Technologies Corporation (“Carmanah”, the “Company”, “we”, “us” or “our”) is distributing (the “Offering”) to the holders of its outstanding common shares (the “Common Shares”) of record (the “Holders”) at the close of business (Toronto time) on October 22, 2013 (the “Record Date”) transferable rights (the “Rights”) to subscribe for Common Shares (the Common Shares underlying the Rights hereinafter referred to as the “Rights Shares”).

The Rights are fully transferable into and within Canada under the laws of British Columbia, Alberta and Ontario, and will be evidenced by certificates in registered form (the “Rights Certificates”). Each Holder is entitled to one Right for each Common Share held on the Record Date. Each whole Right entitles the holder thereof to purchase one Rights Share (the “Basic Subscription Privilege”) at a subscription price of $0.12 per Rights Share (the “Subscription Price”) prior to 5:00 p.m. (Toronto time) (the “Expiry Time”) on November 18, 2013 (the “Expiry Date”). No fractional Rights Shares will be issued. Rights not exercised before the Expiry Time will be void and of no value. Holders who exercise their Rights in full are entitled to subscribe for additional Rights Shares (the “Additional Rights Shares”), if available, pursuant to an additional subscription privilege (the “Additional Subscription Privilege”). See “Details of the Rights Offering –Additional Subscription Privilege”.

		Net Proceeds
	Offering Price	to the Company(1)

Per Rights Share	$0.12	$0.113
Total	$6,035,304	$5,675,304

(1)	Assuming the exercise of all Rights, after deducting the expenses of the Offering, estimated to be approximately $250,000, and the Standby Fee (as defined herein).

The Toronto Stock Exchange (the “TSX”) has conditionally approved the listing of the Rights and Common Shares. Such approval is subject to the Company fulfilling all of the listing requirements of the TSX.

The Common Shares are listed and posted for trading on the TSX under the symbol “CMH”. On October 8, 2013, the closing price for the Common Shares on the TSX was $0.15.

Computershare Trust Company of Canada (the “Subscription Agent”), at its principal office in Vancouver, British Columbia, has been appointed as the subscription agent for this Offering. See “Details of the Rights Offering – Subscription and Transfer Agent”.

For Common Shares held through a securities broker or dealer, bank or trust company or other participant (a “CDS Participant”) in the book-based system administered by CDS Clearing and Depository Services Inc. (“CDS”), a subscriber may subscribe for Rights Shares by instructing the CDS Participant holding the subscriber’s Rights to exercise all or a specified number of such Rights and forwarding the Subscription Price for each Rights Share subscribed for to such CDS Participant in accordance with the terms of this Offering. A subscriber wishing to subscribe for Additional Rights Shares pursuant to the Additional Subscription Privilege must forward its request, along with payment for the number of Additional Rights Shares requested, to the CDS Participant that holds the subscriber’s Rights prior to the Expiry Time on the Expiry Date. Any excess funds will be returned by mail or credited to the subscriber’s account with its CDS Participant without interest or deduction. Subscriptions for Rights Shares made through a CDS Participant will be irrevocable and subscribers will be unable to withdraw their subscriptions for Rights Shares once submitted. Holders that hold their Common Shares through a securities broker or dealer, bank or trust company or other participant (a “DTC Participant” and, together with a CDS Participant, a “Participant”) in the Depository Trust & Clearing Corporation (“DTC”) should contact their DTC Participant to determine how Rights may be exercised. Participants may have an earlier deadline for receipt of instructions and payment than the Expiry Date. The subscriber should contact the Participant well in advance of the Expiry Date to confirm payment details. See “Details of the Rights Offering – Rights Certificate – Common Shares Held Through CDS or DTC”.

For Common Shares held in registered form, a Rights Certificate evidencing the number of Rights to which a holder is entitled will be mailed with a copy of this prospectus to each registered Holder in the Eligible Jurisdictions (as defined below) as of the Record Date. In order to exercise the Rights represented by the Rights Certificate, the holder of Rights must complete and deliver the Rights Certificate to the Subscription Agent in the manner and upon the terms set out in this prospectus and the Rights Certificate. See “Details of the Rights Offering – Rights Certificate – Common Shares Held in Registered Form”.

If a Holder does not exercise, sells or otherwise transfers, its Rights, then such Holder’s current percentage ownership in the Company will be diluted as a result of the exercise of the Rights.

This prospectus qualifies for distribution under applicable Canadian securities laws the Rights and the Rights Shares issuable on the exercise of the Rights in each of the provinces of British Columbia, Alberta and Ontario. This prospectus also covers the offer and sale of the Rights Shares within the United States under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). The provinces of British Columbia, Alberta and Ontario and the United States are collectively referred to in this prospectus as “Eligible Jurisdictions”. In certain states, including California and Ohio, Rights may only be exercised by institutions to which solicitations may be addressed without registration under the relevant state securities laws (“Eligible U.S. Institutions”). Holders in such states that wish to determine if they are Eligible U.S. Institutions should contact the Company, Attention Stuart Williams, telephone (250) 380-0052 or the Subscription Agent at (604) 661-9438. Holders in the relevant states that are not Eligible U.S. Institutions will not be permitted to exercise their Rights (“Ineligible U.S. Holders”) but may transfer the Rights outside the United States in accordance with Regulation S under the U.S. Securities Act.

This Offering is made only in each of the Eligible Jurisdictions. This short form prospectus is not to be construed as an offering of the Rights or the Rights Shares issuable upon exercise of the Rights, for sale in any jurisdiction outside the Eligible Jurisdictions (an “Ineligible Jurisdiction”) or to an Ineligible U.S. Holder, or a solicitation therein or thereto of an offer to buy any securities described herein. The Company may elect to make offers to certain other eligible investors as described herein (“Eligible Investors”). The Rights are not qualified under the securities laws of any Ineligible Jurisdictions and, except under the circumstances described herein, Rights may not be exercised by or on behalf of a holder of Rights resident in an Ineligible Jurisdiction or an Ineligible U.S. Holder. Rights Certificates will not be sent to Holders with addresses of record in any Ineligible Jurisdiction, except to Approved Eligible Holders (as defined below). Instead, such Holders will be sent a letter advising them that their Rights Certificates will be held by the Subscription Agent, who will hold such Rights as agent for the benefit of all such Holders. See “Details of the Rights Offering – Ineligible Holders”.

The Company and each of MUUS Holdings LLC, John Simmons, JDM Investment Holdings Inc., TMH Capital Corp., Opallo Investment Limited, Ron Bruder and Marcia Riklis (collectively, the “Standby Purchasers”, and each a “Standby Purchaser”) have entered into a binding standby commitment dated October 9, 2013 (the “Standby Purchase Agreement”). Under the Standby Purchase Agreement, subject to certain terms, conditions and limitations, the Standby Purchasers have agreed to purchase an aggregate of up to $5,500,000 of the Common Shares that are not otherwise subscribed for by the other holders of Rights pursuant to their Basic Subscription Privileges and Additional Subscription Privileges; provided that if the exercise of the Basic and Additional Subscription Privileges would otherwise cause the gross proceeds from the sale of the Rights Shares (when combined with Common Shares sold pursuant to the Standby Purchase Agreement) in the Offering to exceed $6,035,304, the Standby Purchasers’ obligations under the Standby Purchase Agreement will be reduced on a proportionate basis. In consideration of the agreement of the Standby Purchasers to purchase the Common Shares not otherwise subscribed for by the other holders of Rights pursuant to their respective Basic Subscription Privilege and Additional Subscription Privileges, the Standby Purchasers will be entitled to a fee at the closing of the Offering equal to 2% of $5,500,000, being $110,000, regardless of how many Common Shares the Standby Purchasers purchase (the “Standby Fee”). See “Standby Commitment”.

The Standby Purchasers are not engaged as underwriters in connection with the Offering and have not been involved in the preparation of or performed any review of this prospectus in the capacity of an underwriter.

There are risks associated with an investment in the Rights Shares. See “Risk Factors” in this prospectus and in the AIF (as defined below), which is incorporated herein by reference, for a discussion of factors that should be considered by prospective investors and their advisors in assessing the appropriateness of an investment in the Rights Shares.

This offering is made by a Canadian issuer, that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein, if any, have been prepared in accordance with International Financial Reporting Standards, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

THESE RIGHTS AND THE COMMON SHARES FOR WHICH THEY MAY BE EXERCISED HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES COMMISSION; NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Prospective investors should be aware that the acquisition or disposition of the securities described in this prospectus and the expiry of an unexercised Right may have tax consequences in Canada, the United States, or elsewhere, depending on each particular existing or prospective investor’s specific circumstances. Such consequences for investors who are resident in, or citizens of, the United States are not described fully herein. Prospective investors should consult their own tax advisors with respect to such tax considerations.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of Canada, that some or all of its officers and directors may be residents of a country other than the United States, that some or all of the experts named in the registration statement may be residents of Canada, and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States.

The Company’s head and registered office is located at 250 Bay Street, Victoria, BC, Canada V9A 3K5.

A director of the Company, Michael Sonnenfeldt, is an individual who resides outside of Canada. Mr. Sonnenfeldt has appointed the following agent for service of process:

Name of Person or Company	Name and Address of Agent
McMillan LLP	McMillan LLP Royal Centre, 1055 West Georgia Street Suite 1500, PO Box 11117 Vancouver, British Columbia V6E 4N7

Holders are advised that it may not be possible to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

i

NOTICE REGARDING FORWARD LOOKING STATEMENTS

This short form prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of applicable securities laws. Such statements include, but are not limited to, statements relating to:

  the implementation and use of proceeds of the Offering;

  our existing revenues and operating expenses and how they will change in the future;

  implementing aspects of our business plan and strategies;

  financing goals and plans;

  our existing working capital and cash flows and whether and how long these funds will be sufficient to fund our operations; and

  our raising of additional capital through future equity and debt financings.

In addition, the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “desire,” “goal,” “may,” “will,” variations of such words, and similar expressions identify forward-looking statements, but are not the exclusive means of identifying such statements and their absence does not mean that the statement is not forward-looking. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which are unforeseen. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in or implied by these forward-looking statements for many reasons, including, among others, the risks we face as described under the heading “Risk Factors” in this prospectus and in the AIF, which is incorporated herein by reference.

The forward-looking statements reflect our current views and expectations with respect to our business, strategies, services and products, future results and events, and financial performance and involve known and unknown risks and uncertainties, as well as other risks detailed from time-to-time in our on-going quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and those which are discussed under the heading “Risk Factors” in this prospectus and in the AIF, which is incorporated herein by reference.

Examples of the assumptions underlying the forward-looking statements contained herein include, but are not limited to: (1) the Standby Purchasers fulfilling their obligations under the Standby Purchase Agreement; (2) the quantum and impact of the Company’s planned restructuring and any potential restructuring charge; (3) the continued relationships between the Company and its business partners and performance of the agreements between them, including with Spot Devices and the marine project agreement; (4) expected growth and trends in markets for the Company’s products; (5) the timeline and costs associated with patent litigation; and (6) the Company’s revenue projections and ongoing capital requirements.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the sections entitled “Risk Factors” in this prospectus and the AIF which are underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this short form prospectus or, in the case of documents incorporated by reference herein, as of the date of such documents, and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

GENERAL MATTERS

In this short form prospectus, reference to “dollars” and “$” are to the lawful currency of Canada unless otherwise indicated.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are distributing the Rights only in jurisdictions where, and to persons to whom, distributions are lawfully permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any distribution of the Rights or of any sale of the Rights Shares issuable upon exercise of the Rights.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request, without charge, from the Chief Financial Officer of Carmanah Technologies Corporation by sending a written request to the Company’s principal office, Attn: Stuart Williams, 250 Bay Street, Victoria, BC Canada V9A 3K5, by faxing a written request to (250) 380-0062, by calling (250) 380-0052 or by emailing stuart.williams@carmanah.com, and are also available electronically at www.sedar.com.

The following documents of the Company, filed with Canadian securities regulatory authorities are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a)	the annual information form of the Company for the fiscal year ended December 31, 2012 (the “AIF”);

(b)	the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2012, together with the notes thereto and the independent auditors’ report thereon;

(c)	the management’s discussion and analysis of financial condition and results of operations of the Company for the fiscal year ended December 31, 2012;

(d)	the unaudited condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2013, together with the notes thereto;

(e)	the management’s discussion and analysis of financial condition and results of operations of the Company for the three and six month periods ended June 30, 2013;

(f)	the management information circular of the Company dated March 26, 2013;

(g)	the Company’s material change report dated October 8, 2013 with regard to the departure of Bruce Cousins as Chief Executive Officer (“CEO”) of the Company;

(h)	the Company’s material change report dated October 9, 2013 with regard to the Standby Purchase Agreement; and

(i)

any material change reports (except confidential material change reports), comparative interim financial statements, management’s discussion and analysis for interim financial periods, comparative financial statements and management’s discussion and analysis for the most recently completed financial year (together with the accompanying report of the auditors), business acquisition reports, information circulars or other documents listed in section 11.1 of Form 44-101F1 filed by the Company with Canadian securities regulatory authorities subsequent to the date of this short form prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

SUMMARY

The following is a summary of the principal features of the Offering and should be read together with, and is qualified in its entirety by, the more detailed information and financial data and statements contained elsewhere or incorporated by reference in this short form prospectus. Certain terms used in this summary and in the prospectus are defined elsewhere herein.

Issuer:	Carmanah Technologies Corporation
The Offering:

Rights to subscribe for up to approximately 50,294,200 Rights Shares. Each Holder on the Record Date will receive one Right for each Common Share held. Every whole Right will entitle the holder thereof to subscribe for one Rights Share.

Record Date:	October 22, 2013.
Expiry Date:	November 18, 2013.
Expiry Time:	5:00 p.m. (Toronto time) on the Expiry Date. Rights not exercised before the Expiry Time on the Expiry Date will be void and have no value.
Subscription Price:	The Subscription Price per Rights Share will be $0.12.
Net Proceeds:

Approximately $5.7 million assuming the exercise of all Rights and after deduction of estimated expenses of approximately $250,000 and the Standby Fee equal to 2% of $5,500,000, being $110,000, regardless of how many Common Shares the Standby Purchasers purchase.

Basic Subscription Privilege:

Every Right entitles the holder thereof to subscribe for one Rights Share upon payment of the Subscription Price. No fractional Rights Shares will be issued. See “Details of the Rights Offering – Subscription Basis and Basic Subscription Privilege”.

Additional Subscription Privilege:

Holders of Rights who exercise in full the Basic Subscription Privilege for their Rights are also entitled to subscribe pro rata for Rights Shares, if any, not otherwise purchased pursuant to the Basic Subscription Privilege. See “Details of the Rights Offering – Additional Subscription Privilege”.

Exercise of Rights:

For all Holders in the Eligible Jurisdictions whose Common Shares are held in registered form, a Rights Certificate representing the total number of Rights to which such Holder is entitled as at the Record Date will be mailed with a copy of this prospectus to each such Holder. In order to exercise the Rights represented by the Rights Certificate, the holder of such Rights must complete and deliver the Rights Certificate in accordance with the instructions set out under “Details of the Rights Offering – Subscription and Transfer Agent”. For Common Shares held through a CDS Participant in the book-based system administered by CDS, a subscriber may subscribe for Rights Shares by instructing the CDS Participant holding the subscriber’s Rights to exercise all or a specified number of such Rights and forwarding to such CDS Participant the Subscription Price for each Right Share subscribed for in accordance with the terms of this Offering and any instructions or procedures of such CDS Participant. Holders that hold their Common Shares through a DTC Participant should contact their DTC Participant to determine how Rights may be exercised. Participants may have an earlier deadline for receipt of instructions and payment than the Expiry Time on the Expiry Date. The subscriber should contact the Participant well in advance of the Expiry Date to confirm payment details. See “Details of the Rights Offering – Rights Certificate – Common Shares Held Through CDS or DTC”.

Holders in Ineligible Jurisdictions:

This Offering is made only in the Eligible Jurisdictions. No subscription under the Basic Subscription Privilege nor under the Additional Subscription Privilege will be accepted from any person, or such person’s agent, who appears to be, or who the Company has reason to believe is, not resident in an Eligible Jurisdiction (an “Ineligible Holder”) or an Ineligible U.S. Holder, except that the Company may accept subscriptions in certain circumstances from persons in such jurisdictions if the Company determines that such offering to and subscription by such person or agent is lawful and in compliance with all securities and other laws applicable in the jurisdiction where such person or agent is resident (each an “Approved Eligible Holder”). Subject to such exception, no Rights Certificates will be mailed to Holders in the Ineligible Jurisdictions, and Ineligible Holders and Ineligible U.S. Holders will not be permitted to exercise their Rights. Holders in the Ineligible Jurisdictions will be sent a letter advising them that their Rights Certificates will be issued to and held on their behalf by the Subscription Agent. Registered Holders of Common Shares (including an agent holding Common Shares for a beneficial holder) who have not received Rights Certificates but are resident in an Eligible Jurisdiction or wish to be recognized as an Approved Eligible Holder should contact the Subscription Agent at the earliest possible time. Rights of Holders in the Ineligible Jurisdictions will be held by the Subscription Agent until 5:00 p.m. (Toronto time) November 8, 2013 in order to provide such Holders the opportunity to claim the Rights Certificate by satisfying the Company that the exercise of their Rights will not be in violation of the laws of the applicable jurisdiction. After such time, the Subscription Agent will attempt to sell the Rights of such Holders, for their account, on such date or dates and at such price or prices as the Subscription Agent will determine in its sole discretion. See “Details of the Rights Offering – Ineligible Holders”.

Standby Commitment

Under the terms of the Standby Purchase Agreement, the Standby Purchasers will act as standby purchasers to purchase as principal and for investment from the Company and not with a view to resale or distribution, an aggregate of up to $5,500,000 of the Common Shares that are not otherwise subscribed for by the other holders of Rights pursuant to their respective Basic Subscription Privileges and Additional Subscription Privileges, subject to certain terms, conditions and limitations; provided that if the exercise of the Basic and Additional Subscription Privileges would otherwise cause the gross proceeds from the sale of the Rights Shares (when combined with Common Shares sold pursuant to the Standby Purchase Agreement) in the Offering to exceed $6,035,304, the Standby Purchasers’ obligations under the Standby Purchase Agreement will be reduced on a proportionate basis. In consideration of the agreement of the Standby Purchasers to purchase the Common Shares not otherwise subscribed for by the other holders of Rights pursuant to their respective Basic Subscription Privilege and Additional Subscription Privileges, the Standby Purchasers will be entitled to a fee at the closing of the Offering equal to 2% of $5,500,000, being $110,000, regardless of how many Common Shares the Standby Purchasers purchase. The Standby Purchasers are not engaged as underwriters in connection with the Offering and no Standby Purchaser has been involved in the preparation of, or performed any review of, this prospectus in the capacity of an underwriter. The Standby Purchase Agreement may be terminated in certain circumstances by the Company or the Standby Purchasers prior to the closing under the Standby Purchase Agreement. See “Standby Commitment”.

Use of Proceeds:

The net proceeds from the Offering will be used for general corporate purposes including, but not limited to: (1) funding restructuring costs and process improvement expenditures all of which will be directed at reducing operating costs; (2) investments in new product development activities to meet market demands and improve gross margins; (3) funding an increase in inventory to meet customer demands and, if required by a change in manufacturing strategy, to buy back parts inventory from the Company’s contract manufacturer; and (4) funding operating losses until the results of (1) and (2) can be achieved. The Company anticipates the proceeds will be sufficient to meet its non-discretionary expenditures and necessary restructuring costs over the next several quarters as it develops and implements changes to help in longer term profitability and growth.

Listing and Trading:

The TSX has conditionally approved the listing of the Rights distributed under this short form prospectus and the Rights Shares issuable upon exercise of the Rights on the TSX. Such approval is subject to the Company fulfilling all of the listing requirements of the TSX.

Risk Factors:	An investment in Rights Shares is subject to a number of risk factors. See “Risk Factors” in this prospectus and in the AIF, which is incorporated herein by reference.
Taxes:

Holders of Rights who are resident in Canada should refer to the section “Canadian Federal Income Tax Considerations”. Holders of Rights who are not resident in Canada should consult their own advisors concerning the tax consequences to them of the Offering.

THE COMPANY

Carmanah was incorporated as Andina Development Corporation under the Business Corporations Act (Alberta) on March 26, 1996. The Company changed its name to Bargain Castle International Limited on January 14, 2000 and changed its name back to Andina Development Corporation on February 10, 2000. The initial business of the Company was that of mineral exploration. The Company completed a reverse take-over of Carmanah Technologies Inc. (“CTI”) on June 14, 2001. In connection with the reverse take-over of CTI, the Company changed its name from Andina Development Corporation to Carmanah Technologies Corporation on June 19, 2001. The Company switched its focus from mineral exploration to solar LED lighting following its reverse takeover of CTI.

On July 1, 2005, Carmanah acquired Soltek Powersource Ltd. (“Soltek”). Effective January 1, 2006, the Company, CTI and Soltek were amalgamated pursuant to the provisions of the Business Corporations Act (Alberta) to form Carmanah Technologies Corporation. On August 24, 2009, the Company was continued under the Business Corporations Act (British Columbia).

The Company currently has two wholly-owned subsidiaries: Carmanah Solar Power Corporation and Carmanah Technologies (US) Corporation.

Carmanah Solar Power Corporation (formerly known as AVVA Technologies Inc.) was originally incorporated under the Business Corporations Act (Alberta) November 16, 1993. The Company changed its name to Carmanah Solar Power Corporation and continued under the Canada Business Corporations Act on October 4, 2010.

Carmanah Technologies (US) Corporation (formerly known as SPS Energy Solutions, Inc.) was incorporated in the State of Nevada on October 9, 2002. The company changed its name to Carmanah Technologies Corporation on March 16, 2006 and further changed its name to Carmanah Technologies (US) Corporation on October 7, 2009.

BUSINESS OF THE COMPANY

Carmanah’s primary focus is the design, development and distribution of self-contained solar powered LED lighting solutions. Current market focus is signalling systems for marine, aviation, and traffic applications and solar powered LED outdoor lighting applications. Geographic focus of the Company is worldwide in all applications. In addition the Company is a leading Solar EPC provider within the roof-top solar grid-tie market in Ontario, Canada as well as a distributor of Go Power! branded mobile power solutions for the Recreational Vehicle and work truck market in North America.

The Company has been involved in the off-grid LED lighting industry since 2001. By 2007, through diversification and acquisition initiatives, Carmanah expanded to become a leading developer of renewable and energy-efficient technology solutions focusing on three technology groups: solar-powered LED lighting, solar power systems (off-grid and grid-tied) and LED illuminated signage. In addition, the Company was also involved in customized solar panels for the residential market, solar panel distribution, solar-powered LED road signage and solar-lit bus shelters for municipal transit authorities. In late 2007, Carmanah undertook a strategic review of its business in the interest of narrowing focus to key revenue and margin producing activities and making its operations more efficient and scalable. The resulting structure redefined the Company into two business segments: (i) the “strategic” segment, which included solar LED lighting solutions for signalling and outdoor lighting, and (ii) the “tactical” segment, which included stand-alone business units such as customized solar panels for the residential market, solar panel distribution, solar-powered LED road signage, solar-lit bus shelters for municipal transit authorities and a solar component distribution.

RECENT DEVELOPMENTS

Credit Facility

In 2012, the Company secured a new $5.0 million revolving demand and a $0.5 million term credit facility (“Facility”) with Royal Bank of Canada (“RBC”) which included certain covenants such as earnings and liquidity thresholds. As the Company has not been in compliance with these covenants, the Company was prevented from drawing on the Facility. On July 16, 2013, the Facility was cancelled. In the foreseeable future, any borrowing (e.g., foreign exchange hedging, letters of credit, etc.) with RBC will be on a cash secured basis.

Spot Devices Acquisition

On January 7, 2013, the Company completed its previously announced (November 15, 2012) transaction to acquire the assets of Spot Devices, Inc. (“Spot Devices”). Spot Devices was a participant in the traffic signaling industry and, together with Cirrus Systems, LLC, an innovator of System Infrastructure Management Application (“SIMA”) technology. The transaction planned to include a license agreement for the exclusive use of SIMA for public roadway applications but this negotiation was not concluded at the same time as the asset purchase agreement. Terms of the asset purchase transaction that did close on January 7, 2013 included the issuance of 2.2 million Common Shares to Spot Devices (valued at approximately $0.6 million on closing) plus conditional cash payments pursuant to a two-year cash earn-out where Spot Devices is paid 12.5% of the portion of cumulative 2013 and 2014 gross traffic revenues exceeding US$17.5 million.

In early July 2013, the Company concluded that the SIMA system did not meet the Company reliability standards and also that the market potential was far less than the Company had determined prior to the January 7, 2013 transaction completion. Accordingly the Company withdrew from any further consideration of entering a SIMA license agreement.

The Company is currently in the process of determining its go forward strategy, which will likely include a modified product offering without SIMA services. As a result of this, the Company has written off $0.6 million of intangible assets associated with the acquisition and expects that it will need to replace, or in some way repair or retrofit, some of the Spot Devices products sold by the Company between January 2013 and August 2013. A current estimate of future costs to be incurred to remedy this matter has not yet been determined.

Board and Management

On March 13, 2013, the Company appointed Daniel Nocente to the Company’s board of directors (the “Board of Directors”).

On May 21, 2013, the Company announced that at the Company’s annual general meeting (held April 30, 2013), directors Robert Cruickshank and Daniel Nocente received more “withheld” votes than votes “for”. Pursuant to the Company’s majority voting policy, both directors offered to resign from the Board of Directors. This resignation was accepted and confirmed by the Board of Directors on June 19, 2013.

On June 19, 2013, the Company announced the resignation of Bruce Cousins. His resignation as CEO of the Company was effective August 1, 2013 and he resigned from the Board of Directors on June 26, 2013.

On June 27, 2013, the Company announced the appointment of John Simmons as President and CEO of the Company, effective August 1, 2013.

On July 2, 2013, the Company announced the appointment of Michael W. Sonnenfeldt and John Simmons to the Board of Directors, effective June 26, 2013.

On July 19, 2013, the Company announced the appointment of Michael W. Sonnenfeldt as Chairman of the Board, effective July 15, 2013.

On September 12, 2013, the Company terminated the contract of Mr. Roland Sartorius as Chief Financial Officer. At the same time, the Company appointed Mr. Stuart Williams as Chief Financial Officer. Mr. Sartorius is entitled to a termination payment of $150,000, which will not be paid out of the proceeds of the Offering.

On October 8, 2013, the Company announced the resignation of Robert Wiens from the Board of Directors, effectively immediately.

Litigation

The Company and Carmanah Technologies (US) Corporation were named as defendants in a suit filed on July 17, 2013 by R.D. Jones, Stop Experts, Inc. and RRFB Global, Inc. (“Plaintiffs”) in the United States District Court for the Southern District of Florida. Spot Devices, Inc. was named as a co-defendant. The Plaintiffs have asserted claims of patent infringement and have also alleged violations of the Lanham Act, 15 U.S.C. 1125(a) and Florida’s Deceptive and Unfair Trade Practices Act, Florida Statutes Section 501.201, et seq. As of the date of this prospectus, the Plaintiffs have alleged in court that the amount claimed exceeds US$75,000. The Company is contesting the suit and denies the Plaintiffs’ claims. The Plaintiffs have sought preliminary injunctive relief in connection with their claims. Carmanah has opposed the Plaintiffs’ request. There has been no decision on the Plaintiffs’’ motion to date. On September 12, 2013 the Company answered the suit and launched a counter claim asserting that R.D. Jones, Stop Experts, Inc., and RRFB Global, Inc. have infringed a patent owned by the Company.

Revenue Projections and Restructuring Charge

During the past 12-18 months, in various oral and written disclosures, management of the Company indicated that it expected the Company’s revenue to grow and for the Company’s operations to become cash flow positive by the end of fiscal 2013. To date, these expectations have not been met and current executive management of the Company does not believe that in its current structure the Company will achieve revenue growth or positive cash flow from operations in the near term. Management intends to assess all of the Company’s operations during the remainder of fiscal 2013. This assessment is not yet completed and may result in a restructuring of the organization and as it does so a corresponding restructuring charge will be taken. Currently there is no estimate of the nature or magnitude of any potential restructuring charge.

Marine Project Agreement

On June 28, 2012, the Company announced that had entered into a non-binding letter agreement with one of its distributors for the procurement, commissioning and installation of aids to navigation within a broader, significant marine project in South America. The agreement was expected to be completed within 30 days, and the Company cautioned that there could be no assurances that the transactions contemplated in the non-binding letter agreement would be completed as anticipated, or at all. At the end of 2012 the Company further revised its estimate of the agreement finalization date to 2013 with commencement of delivery of the product throughout 2013 and early 2014.

Since signing the agreement the Company has not received a purchase order or any other indication that the counterparty is willing and/or intending to perform the terms of the agreement. At this time, the Company cannot reasonably estimate the probability and cannot provide an assurance that the transaction contemplated in the non-binding letter of agreement will be completed as currently anticipated, or at all.

Shareholder Rights Plan Agreement

On September 16, 2013 the Board of Directors resolved to waive the application of Section 3.1 of the Company’s shareholder rights plan dated as of May 24, 2012 in connection with: (i) the issuance of Rights to certain of the Standby Purchasers and such Standby Purchasers’ acquisition and beneficial ownership of Common Shares; and (ii) all transactions otherwise contemplated by the expected terms of such Rights and the Standby Purchase Agreement, including the acquisition and beneficial ownership of Common Shares by certain of the Standby Purchasers.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Company, in US$, as at June 30, 2013, before and after giving effect to the Offering.

Description of	Amount	Outstanding as at	Outstanding as at June 30, 2013
Loans and Shares	Authorized	June 30, 2013	after giving effect to the Offering(1)

N/A	N/A	NIL	NIL

Total Debt	N/A	NIL	NIL

Common Shares	Unlimited	US$37,616,816	US$43,292,120
		(50,186,854 outstanding)	(100,481,054 outstanding)

Description of	Amount	Outstanding as at	Outstanding as at June 30, 2013
Loans and Shares	Authorized	June 30, 2013	after giving effect to the Offering(1)
Contributed Surplus	N/A	US$3,062,017	US$3,062,017

Deficit	N/A	(US$34,511,942)	(US$34,511,942)

Total Equity	N/A	US$6,166,891	US$11,842,195

Notes:

(1)	Assuming the full exercise of all Rights under the Offering of $6,035,304, less estimated expenses of the Offering and the Standby Fee.

USE OF PROCEEDS

The aggregate net proceeds to be derived by the Company from the Offering are estimated to be approximately $5,675,304 assuming the exercise of all of the Rights, after deducting the estimated expenses of this Offering of approximately $250,000 and the Standby Fee equal to 2% of $5,500,000, being $110,000.

The Company expects to use the net proceeds to fund the following activities:

Operating expenses and other general	$5,675,304
working capital needs
Total:	$5,675,304

The net proceeds from the Offering will be used for general corporate purposes including, but not limited to: (1) funding restructuring costs and process improvement expenditures all of which will be directed at reducing operating costs; (2) investments in new product development activities to meet market demands and improve gross margins; (3) funding an increase in inventory to meet customer demands and, if required by a change in manufacturing strategy, to buy back parts inventory from the Company’s contract manufacturer; and (4) funding operating losses until the results of (1) and (2) can be achieved. The Company anticipates the proceeds will be sufficient to meet its non-discretionary expenditures and necessary restructuring costs over the next several quarters as it develops and implements changes to help in longer term profitability and growth.

If only the Standby Purchasers participate in the Offering, the aggregate net proceeds to be derived from the Offering are estimated to be approximately $5,140,000, being $5,500,000 less the estimated expenses of the Offering of approximately $250,000 and the Standby Fee of $110,000.

The Company will seek to first reduce and then reverse operating losses as early as possible in 2014. Once that milestone has been achieved, the Company will seek to grow revenues and profitability.

INTENTION OF INSIDERS TO EXERCISE RIGHTS

After reasonable inquiry, the Company believes that certain insiders of the Company may exercise their Rights issued under this Offering.

Under the terms of the Standby Purchase Agreement, subject to certain terms, conditions and limitations, the Standby Purchasers are obligated to take up and pay for up to a maximum of $5,500,000 of Common Shares in the aggregate that are not otherwise subscribed for by the other holders of Rights pursuant to their respective Basic Subscription Privileges and Additional Subscription Privileges; provided that if the exercise of the Basic and Additional Subscription Privileges would otherwise cause the gross proceeds from the sale of the Rights Shares (when combined with Common Shares sold pursuant to the Standby Purchase Agreement) in the Offering to exceed $6,035,304, the Standby Purchasers’ obligations under the Standby Purchase Agreement will be reduced on a proportionate basis.

John Simmons is the CEO of the Company, and holds 625,000 Common Shares (or 1.2% of the issued and outstanding Common Shares) as of the date of this prospectus. Michael Sonnenfeldt is the Chairman of the Board and significant shareholder of the Company, and holds 9,537,778 Common Shares (or 18.9% of the issued and outstanding Common Shares) as of the date of this prospectus.

As of the date of this prospectus, assuming the Standby Purchasers purchase an aggregate of $5,500,000 in Common Shares (and assuming no other holders of Rights subscribe for Rights Shares under the Offering), John Simmons will own 6,458,333 Common Shares (or 6.7% of the issued and outstanding Common Shares), Michael Sonnenfeldt will own 24,537,778 Common Shares (or 25.5% of the issued and outstanding Common Shares), JDM Investment Holdings Inc. will own 8,333,333 Common Shares (or 8.6% of the issued and outstanding Common Shares), TMH Capital Corp. will own 4,166,666 Common Shares (or 4.3% of the issued and outstanding Common Shares), Ronald Bruder will own 4,166,666 Common Shares (or 4.3% of the issued and outstanding Common Shares), Opallo Investment Limited will own 4,166,666 Common Shares (or 4.3% of the issued and outstanding Common Shares) and Marcia Riklis will own 4,166,666 Common Shares (or 4.3% of the issued and outstanding Common Shares).

DESCRIPTION OF SHARE CAPITAL

The Company is authorized to issue an unlimited number of Common Shares. The holders of Common Shares are entitled to one vote per share at meetings of shareholders, to receive such dividends as declared by the Company and to receive the Company’s remaining property and assets upon dissolution or winding up. The Common Shares are not subject to any future call or assessment and there are no pre-emptive, conversion or redemption rights attached to such shares. As at September 13, 2013, there were 50,249,062 Common Shares issued and outstanding.

PRIOR SALES

During the 12-month period before the date of this short form prospectus, the Company issued 2,547,316 Common Shares and the only securities convertible into Common Shares which were issued during such period were restricted share units (“RSUs”) and stock options (“Options”) to acquire Common Shares as follows:

Number of Options	Date of Issuance	Exercise Price
1,580,000	March 19, 2013	$0.29
200,000	April 23, 2013	$0.27

Number of RSUs	Date of Issuance	Number of units outstanding
32,260	September 30, 2012	-
37,036	December 31, 2012	-
111,112	January 2, 2013	6,944
25,002	March 31, 2013	-

17,242	June 30, 2013	-
31,250	September 30, 2013	-

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSX under the symbol “CMH”. The following table sets forth, for the periods indicated, the reported high and low sales prices and aggregate volume of trading of the Common Shares on the TSX for the periods indicated.

Period	High ($)	Low ($)	Volume

2012
July	0.47	0.38	370191
August	0.54	0.37	663160
September	0.41	0.3	496484
October	0.35	0.28	410734
November	0.33	0.265	558024
December	0.34	0.22	1398805

2013
January	0.345	0.25	1582711
February	0.32	0.27	675529
March	0.3	0.25	1156888
April	0.3	0.22	714639
May	0.31	0.26	769820
June	0.3	0.27	325308
July	0.295	0.27	429459
August	0.3	0.18	618990
September	0.24	0.15	669904
October (through October 8)	0.165	0.15	80956

DETAILS OF THE RIGHTS OFFERING

Issue of Rights and Record Date

Holders of record at the close of business (Toronto time) on the Record Date will receive Rights on the basis of one Right for each Common Share held at that time. Each whole Right permits the holder thereof (provided that such holder is in an Eligible Jurisdiction or is an Approved Eligible Holder) to subscribe for and purchase from the Company one Rights Share. The Rights are fully transferable into and within Canada under the laws of the Eligible Jurisdictions. The Rights may not be transferred to any person within the United States. Holders in the United States who receive Rights may resell them only outside the United States in accordance with Regulation S under the U.S. Securities Act. See “Sale or Transfer of Rights” for a description of certain transfer procedures and restrictions.

The Rights will be represented by the Rights Certificates that will be issued in registered form. For Holders in the Eligible Jurisdictions who hold their Common Shares in registered form, a Rights Certificate evidencing the number of Rights to which a holder is entitled and the number of Rights Shares which may be obtained on exercise of those Rights will be mailed with a copy of this prospectus to each such Holder as of the Record Date. See “Rights Certificate – Common Shares Held in Registered Form”.

Holders that hold their Common Shares through a Participant will not receive physical certificates evidencing their ownership of Rights. On the Record Date, a global certificate representing such Rights will be issued in registered form to, and in the name of, CDS or its nominee, or DTC or its nominee, as the case may be. The Company expects that each beneficial Holder will receive a confirmation of the number of Rights issued to it from its Participant in accordance with the practices and procedures of that Participant. CDS and DTC will be responsible for establishing and maintaining book-entry accounts for Participants holding Rights. See “Rights Certificate – Common Shares Held Through CDS or DTC”.

Subscription Basis

For every whole Right held, the holder thereof is entitled to subscribe for one Rights Share at the Subscription Price of $0.12 per Rights Share. Any subscription for Rights Shares will be irrevocable once submitted.

Fractional securities will not be issued upon the exercise of Rights. Where the exercise of Rights would appear to entitle a holder of Rights to receive fractional Rights Shares, the holder’s entitlement will be reduced to the next lowest whole number of Rights Shares as the case may be. CDS Participants that hold Rights for more than one beneficial holder may, upon providing evidence satisfactory to the Company and the Subscription Agent, exercise Rights on behalf of their accounts on the same basis as if the beneficial owners of Common Shares were holders of record on the Record Date.

Commencement Date and Expiration Date

The Rights will be eligible for exercise following October 28, 2013 (the “Commencement Date”). The Rights will expire at the Expiry Time on the Expiry Date. Holders who exercise the Rights will become holders of Rights Shares issued through the exercise of the Rights on the completion of the Offering. The Rights Shares are expected to be delivered on or before the second business day following the Expiry Date. Rights not exercised prior to the Expiry Time on the Expiry Date will be void.

Basic Subscription Privilege

Each Holder at the close of business on the Record Date is entitled to receive one Right for each Common Share held. For every whole Right held, the holder (other than an Ineligible Holder, subject to certain exceptions, or an Ineligible U.S. Holder), is entitled to acquire one Rights Share under the Basic Subscription Privilege at the Subscription Price by subscribing and making payment in the manner described herein on or before the Expiry Time on the Expiry Date. A holder of Rights that subscribes for some, but not all, of the Rights Shares pursuant to the Basic Subscription Privilege will be deemed to have elected to waive the unexercised balance of such Rights and such unexercised balance of Rights will be void and of no value unless the Subscription Agent is otherwise specifically advised by such holder at the time the Rights Certificate is surrendered that the Rights are to be transferred to a third party or are to be retained by the Holder. Holders of Rights who exercise in full the Basic Subscription Privilege for their Rights are also entitled to subscribe for the Additional Rights Shares, if any, that are not otherwise subscribed for under the Offering on a pro rata basis, prior to the Expiry Time on the Expiry Date pursuant to the Additional Subscription Privilege. See “Additional Subscription Privilege”. Fractional securities will not be issued upon the exercise of Rights. CDS Participants that hold Rights for more than one beneficial holder may, upon providing evidence satisfactory to the Company and the Subscription Agent, exercise Rights on behalf of their accounts on the same basis as if the beneficial owners of Common Shares were holders of record on the Record Date.

For Common Shares held in registered form, in order to exercise the Rights represented by a Rights Certificate, the holder of Rights must complete and deliver the Rights Certificate to the Subscription Agent in accordance with the terms of this Offering in the manner and upon the terms set out in this prospectus and the Rights Certificate.

For Common Shares held through a CDS Participant in the book-based system administered by CDS, a subscriber may subscribe for Rights Shares by instructing the CDS Participant holding the subscriber’s Rights to exercise all or a specified number of such Rights and forwarding the Subscription Price for each Rights Share subscribed for in accordance with the terms of this Offering to such CDS Participant. Subscriptions for Rights Shares made in connection with the Offering through a CDS Participant will be irrevocable and subscribers will be unable to withdraw their subscriptions for Rights Shares once submitted. Holders that hold their Common Shares through a DTC Participant should contact their DTC Participant to determine how Rights may be exercised. Such Holders should carefully follow the instructions of their DTC Participant in order to exercise their Rights, including instructions regarding when and where the Subscription Price is to be delivered. Participants may have an earlier deadline for receipt of instructions and payment than the Expiry Time on the Expiry Date.

The Subscription Price is payable in Canadian funds by certified cheque, bank draft or money order drawn to the order of the Subscription Agent. In the case of subscription through a CDS Participant, the Subscription Price is payable by certified cheque, bank draft or money order drawn to the order of such CDS Participant, by direct debit from the subscriber’s brokerage account or by electronic funds transfer or other similar payment mechanism. The entire Subscription Price for Rights Shares subscribed for must be paid at the time of subscription and must be received by the Subscription Agent prior to the Expiry Time on the Expiry Date. Accordingly, a subscriber subscribing through a CDS Participant must deliver its payment and instructions sufficiently in advance of the Expiry Date to allow the CDS Participant to properly exercise the Rights on its behalf.

Additional Subscription Privilege

Each holder of Rights who has exercised in full the Basic Subscription Privilege for its Rights may subscribe for Additional Rights Shares, if available, at a price equal to the Subscription Price for each Additional Rights Share. The number of Additional Rights Shares will be the difference, if any, between the total number of Rights Shares issuable upon exercise of Rights and the total number of Rights Shares subscribed and paid for pursuant to the Basic Subscription Privilege at the Expiry Time on the Expiry Date. Subscriptions for Additional Rights Shares will be received subject to allotment only and the number of Additional Rights Shares, if any, that may be allotted to each subscriber will be equal to the lesser of (a) the number of Additional Rights Shares that such subscriber has subscribed for and (b) the product (disregarding fractions) obtained by multiplying the number of Additional Rights Shares available to be issued by a fraction, the numerator of which is the number of Rights previously exercised by the subscriber and the denominator of which is the aggregate number of Rights previously exercised under the Offering by all holders of Rights that have subscribed for Additional Rights Shares. If any holder of Rights has subscribed for fewer Additional Rights Shares than such holder’s pro rata allotment of Additional Rights Shares, the excess Additional Rights Shares will be allotted in a similar manner among the holders who were allotted fewer Additional Rights Shares than they subscribed for.

To apply for Additional Rights Shares under the Additional Subscription Privilege, each holder of Rights must forward their request to the Subscription Agent or their CDS Participant, as applicable, prior to the Expiry Time on the Expiry Date. Payment for Additional Rights Shares, in the same manner as required upon exercise of the Basic Subscription Privilege, must accompany the request when it is delivered to the Subscription Agent or a CDS Participant, as applicable. Any excess funds will be returned by mail by the Subscription Agent or credited to a subscriber’s account with its CDS Participant, as applicable, without interest or deduction. Payment of such price must be received by the Subscription Agent prior to the Expiry Time on the Expiry Date, failing which the subscriber’s entitlement to such Additional Rights Shares will terminate. Holders that hold their Common Shares through a DTC Participant should contact their DTC Participant to determine how to apply for Additional Rights Shares under the Additional Subscription Privilege. A subscriber subscribing through a Participant must deliver its payment and instructions to a Participant sufficiently in advance of the Expiry Time on the Expiry Date to allow the Participant to properly exercise the Additional Subscription Privilege on its behalf.

Subscription and Transfer Agent

The Subscription Agent has been appointed the agent of the Company to receive subscriptions and payments from holders of Rights Certificates and to perform certain services relating to the exercise and transfer of Rights. The Company will pay for the services of the Subscription Agent. Subscriptions and payments under the Offering should be sent to the Subscription Agent at:

Computershare Trust Company of Canada
510 Burrard Street, 2nd Floor
Vancouver, British Columbia
V6C 3B9

Rights Certificate – Common Shares Held in Registered Form

For all Holders in the Eligible Jurisdictions whose Common Shares are held in registered form, a Rights Certificate representing the total number of Rights to which each such Holder is entitled as at the Record Date will be mailed with a copy of this prospectus to each such Holder. In order to exercise the Rights represented by the Rights Certificate, the holder of such Rights must complete and deliver the Rights Certificate in accordance with the instructions set out under “How to Complete the Rights Certificate” below. Rights not exercised by the Expiry Time on the Expiry Date will be void and of no value.

Rights Certificate – Common Shares Held Through CDS or DTC

For all Holders who hold their Common Shares through a securities broker or dealer, bank or trust company or other Participant in the book-based system administered by CDS or DTC, a global certificate representing the total number of Rights to which all such Holders as at the Record Date are entitled will be issued in registered form to CDS or DTC, as the case may be, and will be deposited with CDS or DTC, as the case may be, on the Commencement Date. The Company expects that each beneficial Holder will receive a confirmation of the number of Rights issued to it from its Participant in accordance with the practices and procedures of that Participant. CDS and DTC will be responsible for establishing and maintaining book-entry accounts for Participants holding Rights.

Neither the Company nor the Subscription Agent will have any liability for (i) the records maintained by CDS, DTC or Participants relating to the Rights or the book-entry accounts maintained by them, (ii) maintaining, supervising or reviewing any records relating to such Rights, or (iii) any advice or representations made or given by CDS, DTC or Participants with respect to the rules and regulations of CDS or DTC or any action to be taken by CDS, DTC or Participants.

The ability of a person having an interest in Rights held through a Participant to pledge such interest or otherwise take action with respect to such interest (other than through a Participant) may be limited due to the lack of a physical certificate.

Holders who hold their Common Shares through a Participant must arrange purchases or transfers of Rights Shares or Rights through their Participant. It is anticipated by the Company that each such purchaser of a Right Share or Right will receive a customer confirmation of issuance or purchase, as applicable, from the Participant through which such Right is issued or such Rights Share is purchased in accordance with the practices and policies of such Participant. Rights may be transferred only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act.

How to Complete the Rights Certificate

Form 1– Basic Subscription Privilege.

The maximum number of Rights that may be exercised pursuant to the Basic Subscription Privilege is shown in the box on the upper right hand corner of the face of the Rights Certificate. Form 1 must be completed and signed to exercise all or some of the Rights represented by the Rights Certificate pursuant to the Basic Subscription Privilege. If Form 1 is completed so as to exercise some but not all of the Rights represented by the Rights Certificate, the holder of the Rights Certificate will be deemed to have waived the unexercised balance of such Rights, unless the Subscription Agent is otherwise specifically advised by such holder at the time the Rights Certificate is surrendered that the Rights are to be transferred to a third party or are to be retained by the holder.

Form 2 – Additional Subscription Privilege.

Complete and sign Form 2 on the Rights Certificate only if you also wish to participate in the Additional Subscription Privilege. See “– Additional Subscription Privilege”.

Form 3 – Transfer of Rights.

Complete and sign Form 3 on the Rights Certificate only if you wish to transfer the Rights. Your Signature must be guaranteed by a Schedule I bank, a major trust company in Canada, or a member of an acceptable Medallion Signature Guarantee Program, including STAMP, SEMP, and MSP. Members of STAMP are usually members of a recognized stock exchange in Canada or members of the Investment Dealers Association of Canada. The guarantor must affix a stamp bearing the actual words “Signature Guaranteed.” It is not necessary for a transferee to obtain a new Rights Certificate to exercise the Rights, but the signatures of the transferee on Forms 1 and 2 must correspond in every particular with the name of the transferee (or the bearer if no transferee is specified) as the absolute owner of the Rights Certificate for all purposes. If Form 3 is completed, the Subscription Agent will treat the transferee as the absolute owner of the Rights Certificate for all purposes and will not be affected by notice to the contrary.

Rights may be transferred only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act, which will permit the resale of the Rights by persons through the facilities of the TSX, provided that the offer is not made to a person in the United States, neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no “directed selling efforts”, as that term is defined in Regulation S, are conducted in the United States in connection with the resale. Certain additional conditions are applicable to the Company’s “affiliates”, as that term is defined under the U.S. Securities Act. In order to enforce this resale restriction, holders thereof will be required to execute a declaration certifying that such sale is being made outside the United States in accordance with Regulation S under the U.S. Securities Act.

Form 4 – Dividing or Combining.

Complete and sign Form 4 on the Rights Certificate only if you wish to divide or combine the Rights Certificate, and surrender it to the Subscription Agent. Rights Certificates need not be endorsed if the new Rights Certificate(s) is issued in the same name. The Subscription Agent will then issue a new Rights Certificate in such denominations (totalling the same number of Rights as represented by the Rights Certificate(s) being divided or combined) as are required by the Rights Certificate holder. Rights Certificates must be surrendered for division or combination in sufficient time prior to the Expiry Time to permit the new Rights Certificates to be issued to and used by the Rights Certificate holder.

Payment.

Enclose payment in Canadian funds by certified cheque, bank draft or money order payable to the order of “Computershare Trust Company of Canada” (the Subscription Agent). The amount of payment will be $0.12 per Rights Share. Payment must also be included for any Additional Rights Shares subscribed for under the Additional Subscription Privilege.

Deposit.

Deliver or mail the completed Rights Certificate and payment in the enclosed return envelope addressed to the Subscription Agent so that it is received by the Subscription Agent listed above before the Expiry Time on the Expiry Date. If mailing, registered mail is recommended. Please allow sufficient time to avoid late delivery. The signature of the Rights Certificate holder must correspond in every particular with the name that appears on the face of the Rights Certificate.

Signatures by a trustee, executor, administrator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity should be accompanied by evidence of authority satisfactory to the Subscription Agent. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any subscription will be determined by the Company in its sole discretion, and any determination by the Company will be final and binding on the Company and its security holders. Upon delivery or mailing of the completed Rights Certificate to the Subscription Agent, the exercise of the Rights and the subscription for Rights Shares is irrevocable. The Company reserves the right to reject any subscription if it is not in proper form or if the acceptance thereof or the issuance of Rights Shares pursuant thereto could be unlawful. The Company also reserves the right to waive any defect in respect of any particular subscription. Neither the Company nor the Subscription Agent is under any duty to give any notice of any defect or irregularity in any subscription, nor will they be liable for the failure to give any such notice. Any holder of Rights that fails to complete and deliver their subscription in accordance with the foregoing instructions prior to the Expiry Time on the Expiry Date will forfeit their Rights under the Basic Subscription Privilege and the Additional Subscription Privilege attaching to those Rights.

Undeliverable Rights

Rights Certificates returned to the Subscription Agent as undeliverable will not be sold by the Subscription Agent and no proceeds of sale will be credited to such holders.

Sale or Transfer of Rights

Holders of Rights in registered form may, instead of exercising their Rights to subscribe for Rights Shares, sell or transfer their Rights to any person outside the United States that is not an Ineligible Holder by completing Form 3 on the Rights Certificate and delivering the Rights Certificate to the transferee. See “How to Complete the Rights Certificate”. A permitted transferee of the Rights of a registered holder of a Rights Certificate may exercise the Rights transferred to such permitted transferee without obtaining a new Rights Certificate. If a Rights Certificate is transferred outside the United States in blank, the Company and the Subscription Agent may thereafter treat the bearer as the absolute owner of the Rights Certificate for all purposes and neither the Company nor the Subscription Agent will be affected by any notice to the contrary.

Holders of Rights through CDS Participants in Canada who wish to sell or transfer their Rights must do so in the same manner in which they sell or transfer Common Shares. See “Rights Certificate – Common Shares Held Through CDS or DTC”.

The Company has filed with the SEC in the United States a Registration Statement on Form F-7 under the U.S. Securities Act so that the Rights Shares issuable upon the exercise of the Rights will not be subject to transfer restrictions. However, the Rights may be transferred only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act, which will permit the resale of the Rights by persons through the facilities of the TSX, provided that the offer is not made to a person in the United States, neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no “directed selling efforts”, as that term is defined in Regulation S, are conducted in the United States in connection with the resale. Certain additional conditions are applicable to the Company’s “affiliates”, as that term is defined under the U.S. Securities Act. In order to enforce this resale restriction, holders thereof will be required to execute a declaration certifying that such sale is being made outside the United States in accordance with Regulation S, which is included as part of Form 3. See “How to Complete the Rights Certificate”.

Dividing or Combining Rights Certificates

A Rights Certificate may be divided, exchanged or combined. See “How to Complete the Rights Certificate –Form 4 –Dividing or Combining”.

Reservation of Shares

The Company will, at all times, reserve sufficient unissued Common Shares and will permit the exchange of all the outstanding Rights for Rights Shares during the period beginning on the Commencement Date and ending on the Expiry Date at the Expiry Time.

Dilution to Existing Holders

If a Holder wishes to retain its current percentage ownership in the Company and assuming that all Rights are exercised, it should purchase all of the Rights Shares for which it may subscribe pursuant to the Basic Subscription Privilege for the Rights delivered under the Offering. If that Holder does not do so and other holders of Rights exercise any of their Rights, that Holder’s current percentage ownership in the Company will be diluted by the issue of Rights Shares under this Offering.

Ineligible Holders

This Offering is made only in the Eligible Jurisdictions and to Approved Eligible Holders. Accordingly, neither a subscription under the Basic Subscription Privilege nor under the Additional Subscription Privilege will be accepted from any person, or such person’s agent, who appears to be, or who the Company has reason to believe is, an Ineligible Holder or an Ineligible U.S. Holder, except that the Company may accept subscriptions in certain circumstances from Approved Eligible Holders.

Rights Certificates will not be issued and forwarded by the Company to Holders whose registered address is not in an Eligible Jurisdiction and who are not Approved Eligible Holders. Holders will be required to provide a residency declaration in connection with any exercise of the Rights. Holders in Ineligible Jurisdictions will be presumed to be resident in the place of their registered address unless the contrary is shown to the satisfaction of the Company. Holders in Ineligible Jurisdictions will be sent a letter advising them that their Rights Certificates will be issued to and held on their behalf by the Subscription Agent. The letter will also set out the conditions required to be met, and procedures that must be followed, by Holders in Ineligible Jurisdictions that wish to qualify as Approved Eligible Holders and participate in the Rights Offering. Rights Certificates in respect of Rights issued to Holders in Ineligible Jurisdictions will be issued to and held by the Subscription Agent as agent for the benefit of such Holders. The Subscription Agent will hold the Rights until 5:00 p.m. (Toronto time) on November 8, 2013 in order to provide such Holders an opportunity to claim the Rights Certificate by satisfying the Company that they are Approved Eligible Holders. Following such date, the Subscription Agent, for the account of registered Holders in Ineligible Jurisdictions, will, prior to the Expiry Time on the Expiry Date, attempt to sell the Rights of such registered Holders represented by Rights Certificates in the possession of the Subscription Agent on such date or dates and at such price or prices as the Subscription Agent will determine in its sole discretion.

The Rights and the securities issuable on the exercise of the Rights have not been qualified for distribution in any Ineligible Jurisdiction. Accordingly, such Rights and securities may only be offered, sold, acquired, exercised or transferred in transactions not prohibited by applicable laws in Ineligible Jurisdictions.

Notwithstanding the foregoing, persons located in such Ineligible Jurisdictions may be able to exercise the Rights and purchase Rights Shares provided that they satisfy the Company on or before •, 2013 that they are Approved Eligible Holders. A beneficial holder of Common Shares that holds its Common Shares through a broker or other intermediary located in an Ineligible Jurisdiction, believes it qualifies as Approved Eligible Holder and wishes to participate in the Offering should contact its broker or intermediary as soon as possible to ensure that the requirements to qualify as an Approved Eligible Holder can be and are satisfied prior to the above deadline.

No charge will be made for the sale of Rights by the Subscription Agent except for a proportionate share of any brokerage commissions incurred by the Subscription Agent and the costs of or incurred by the Subscription Agent in connection with the sale of the Rights. Registered Ineligible Holders will not be entitled to instruct the Subscription Agent in respect of the price or the time at which the Rights are to be sold. The Subscription Agent will endeavour to effect sales of Rights on the open market and any proceeds received by the Subscription Agent with respect to the sale of Rights net of brokerage fees and costs incurred and, if applicable, the Canadian tax required to be withheld, will be divided on a pro rata basis among such registered Ineligible Holders and delivered by mailing cheques (in Canadian funds) of the Subscription Agent therefor as soon as practicable to the registered Ineligible Holders at their addresses recorded on the books of the Company. Amounts of less than $10.00 will not be remitted. The Subscription Agent will act in its capacity as agent of the registered Ineligible Holders on a best efforts basis only and the Company and the Subscription Agent do not accept responsibility for the price obtained on the sale of, or the inability to sell, the Rights on behalf of any registered Ineligible Holder. Neither the Company nor the Subscription Agent will be subject to any liability for the failure to sell any Rights of registered Ineligible Holders or as a result of the sale of any Rights at a particular price or on a particular day. There is a risk that the proceeds received from the sale of Rights will not exceed the cost of the Rights or the costs incurred by the Subscription Agent in connection with the sale of the Rights and, if applicable, the Canadian tax required to be withheld. In such event, no proceeds will be remitted to the relevant Ineligible Holders.

Holders of Rights who are not resident in Canada should be aware that the acquisition and disposition of Rights or Rights Shares may trigger tax consequences under the laws of the jurisdiction in which they reside which are not described herein. Accordingly, all such holders are advised to consult their own tax advisers with respect to the specific tax consequences of acquiring, holding and disposing of Rights or Rights Shares applicable to them.

PLAN OF DISTRIBUTION

Each Holder on the Record Date will receive one Right for each Common Share held.

This prospectus qualifies for distribution under applicable Canadian securities laws the Rights and the Rights Shares issuable on the exercise of the Rights in each of the provinces of British Columbia, Alberta and Ontario. This prospectus also covers the offer and sale of the Rights Shares within the United States under the U.S. Securities Act. In certain states, including California and Ohio, Rights may only be exercised by Eligible U.S. Institutions. Holders in such states that wish to determine if they are Eligible U.S. Institutions should contact the Company, Attention Stuart Williams, telephone (250) 380-0052 or the Subscription Agent at (604) 661-9438. Ineligible U.S. Holders will not be permitted to exercise their Rights but may transfer the Rights outside the United States in accordance with Regulation S under the U.S. Securities Act.

The Rights and the Rights Shares have not been qualified under the securities laws of any jurisdiction other than the Eligible Jurisdictions. Rights may not be exercised by or on behalf of an Ineligible Holder or an Ineligible U.S. Holder. This prospectus is not, and under no circumstances is to be construed as, an offering of any of the Rights or Rights Shares for sale in any Ineligible Jurisdiction or to Ineligible U.S. Holders, or a solicitation therein or thereto of an offer to buy any of the securities described herein.

The TSX has conditionally approved the listing of the Rights and the Common Shares issuable upon exercise of the Rights. Such approval is subject to the Company fulfilling all of the listing requirements of the TSX.

There is no managing or soliciting dealer for the Offering and the Company will not pay a fee of any kind for the solicitation of the exercise of Rights.

STANDBY COMMITMENT

Pursuant to the terms of the Standby Purchase Agreement, the Company has agreed to sell and the Standby Purchasers have agreed (severally and not jointly or jointly and severally), subject to certain terms, conditions and limitations, to purchase in the aggregate up to $5,500,000 of the Common Shares that are not otherwise subscribed for by the other holders of Rights pursuant to their respective Basic Subscription Privileges and Additional Subscription Privileges; provided that if the exercise of the Basic and Additional Subscription Privileges would otherwise cause the gross proceeds from the sale of the Rights Shares (when combined with Common Shares sold pursuant to the Standby Purchase Agreement) in the Offering to exceed $6,035,304, the Standby Purchasers’ obligations under the Standby Purchase Agreement will be reduced on a proportionate basis. In consideration of the agreement of the Standby Purchasers to purchase the Common Shares not otherwise subscribed for by the other holders of Rights pursuant to their respective Basic Subscription Privilege and Additional Subscription Privileges, the Standby Purchasers will be entitled to the Standby Fee at the closing of the Offering equal to 2% of $5,500,000, being $110,000, regardless of how many Common Shares the Standby Purchasers purchase. The Company will reimburse the Standby Purchasers for their reasonable, out-of-pocket expenses (including legal fees and expenses but excluding brokerage and similar fees) incurred in connection with the Offering and their standby commitment. The obligations of certain Standby Purchasers are limited in that such Standby Purchasers are not required to subscribe for more Rights Shares that would result in such Standby Purchasers owning, directly or indirectly, or exercising control or direction over, 4.99% of the Company’s issued and outstanding Common Shares.

John Simmons is the Company’s President and Chief Executive Officer, and MUUS Holdings LLC is controlled by Michael W. Sonnenfeldt, the Chairman of the Company’s Board of Directors.

JDM Investment Holdings Inc. is wholly owned by James Meekison. TMH Capital Corp. is wholly owned by Terry Holland. Mr. Meekison is the Chairman and CEO of Trimin Capital Corp., and Mr. Holland was formerly an executive at Trimin Capital Corp. and is currently the President and Chief Executive Officer of Krystal Financial Corp. Messrs. Meekison and Holland are acquaintances or business associates of Mr. Simmons.

Gil Erez and Corinne Evens act as investment advisors to Opallo Investments Limited, which is beneficially owned by a charitable trust. Gil Erez, Corinne Evens, Ronald Bruder and Marcia Riklis are acquaintances or business associates of Mr. Sonnenfeldt.

The Standby Purchasers have advised that none of the Standby Purchasers acts jointly or in concert with any other Standby Purchasers as it relates to his, her or its current ownership of Common Shares or in respect of his, her or its potential investment in Common Shares through the Standby Purchase Agreement.

The obligations of the Company under the Standby Purchase Agreement are subject to termination in certain circumstances, including (but not limited to) if:

(a)	the conditions to closing in favour of the Company have not been satisfied or waived on or before November 30, 2013; or

(b)	the Offering is otherwise terminated or cancelled or the closing under the Standby Purchase Agreement has not occurred on or before November 30, 2013.

The obligations of each Standby Purchaser under the Standby Purchase Agreement will be subject to termination in certain circumstances, including (but not limited to) if:

(a)

any inquiry, investigation (whether formal or informal) or other proceeding is commenced by a governmental entity pursuant to applicable laws in relation to the Company or any of its subsidiaries, or in relation to any of the directors or officers of the Company, any of which suspends or ceases trading in the Rights or Rights Shares or operates to prevent or restrict the lawful distribution of such securities;

(b)

any order is issued by a governmental entity pursuant to applicable laws, or if there is any change of law, either of which suspends or ceases trading in any of the Rights or Rights Shares or operates to prevent or restrict the lawful distribution of such securities;

(c)	any Material Adverse Change (as defined in the Standby Purchase Agreement) occurs at any time following the execution of the Standby Purchase Agreement by the Standby Purchasers;

(d)	the Common Shares or the Rights are de-listed or suspended or halted for trading for a period greater than one business day for any reason by the TSX at any time prior to the closing of the Offering;

(e)	the conditions to closing in favour of the Standby Purchasers have not been satisfied on or before November 30, 2013; or

(f)	the Offering is otherwise terminated or cancelled or the closing under the Standby Purchase Agreement has not occurred on or before November 30, 2013.

Subject to the terms of the Standby Purchase Agreement, the Standby Purchasers are obligated to take up and pay for up to $5,500,000 of Common Shares in the aggregate.

RISK FACTORS

An investment in the Rights or Rights Shares is subject to a number of risks. A prospective purchaser of such securities should carefully consider the information and risks faced by the Company described in this prospectus and the documents incorporated by reference including without limitation the risk factors set out under the heading “Risk Factors” in the AIF.

Dilution

If a Holder does not purchase Rights Shares pursuant to the exercise of its Rights, the Holder’s current percentage ownership in the Company will be diluted by the issue of Rights Shares upon the exercise of Rights by others.

Trading Market for Rights

Although the TSX has conditionally approved the listing of the Rights, the Company cannot provide any assurance that an active or any trading market in the Rights will develop or that Rights can be sold on the TSX at any time.

Controlling Shareholders

Following the closing of the Offering the Standby Purchasers, together with their affiliates, could own in the aggregate up to 55,996,111 Common Shares, representing up to 58% of the issued and outstanding Common Shares, assuming that none of the Rights Shares are purchased pursuant to the exercise of Rights under the Offering by other holders of Rights. In addition, each of the Company’s Chief Executive Officer and the Chairman of the Company’s board of directors is a Standby Purchaser. Because of their level of ownership, the Standby Purchasers may effectively be in a position, subject to the rights of minority shareholders under applicable law, to elect all of the Board of Directors, and to decide all matters requiring shareholder approval and determine the Company’s policies. The interests of the Standby Purchasers may differ from the interests of other shareholders with respect to the issuance of Common Shares, business transactions with, or sales to, other companies, selection of officers and directors and other business decisions. This level of control may also have an adverse impact on the market value of the Common Shares because the Standby Purchasers may institute or undertake transactions, policies or programs that result in losses or that have an adverse effect on the price of the Common Shares and/or may sell sufficient numbers of Common Shares to significantly decrease the Company’s price per Common Share.

Completion of Marine Project Agreement

On June 28, 2012, the Company announced that it had entered into a non-binding letter agreement with one of its distributors for the procurement, commissioning and installation of aids to navigation within a broader, significant marine project in South America. Since signing the agreement the Company has not received a purchase order or any other indication that the counterparty is willing and/or intending to perform the terms of the agreement. At this time, the Company cannot reasonably estimate the probability and cannot provide an assurance that the transaction contemplated in the non-binding letter of agreement will be completed as currently anticipated, or at all.

Litigation

The Company and Carmanah Technologies (US) Corporation were named as defendants in a suit filed on July 17, 2013 by R.D. Jones, Stop Experts, Inc. and RRFB Global, Inc. (“Plaintiffs”) in the United States District Court for the Southern District of Florida. Spot Devices, Inc. was named as a co-defendant. The Plaintiffs have asserted claims of patent infringement and have also alleged violations of the Lanham Act, 15 U.S.C. 1125(a) and Florida’s Deceptive and Unfair Trade Practices Act, Florida Statutes Section 501.201, et seq. As of the date of this prospectus, the Plaintiffs have alleged in court that the amount claimed exceeds US$75,000. The Company is contesting the suit and denies the Plaintiffs’ claims. The Plaintiffs have sought preliminary injunctive relief in connection with their claims. Carmanah has opposed the Plaintiffs’ request. There has been no decision on the Plaintiffs’ motion to date. On September 12, 2013 the Company answered the suit and launched a counter claim asserting that R.D. Jones, Stop Experts, Inc., and RRFB Global, Inc. have infringed a patent owned by the Company.

At this time, the Company cannot reasonably estimate its potential liability, if any, in connection with the foregoing matter. Any adverse outcome in such matter, which could include any of the following, could have a material adverse effect on the Company’s business, financial condition and results of operations:

  an injunction being imposed against the Company, which could significantly restrict or prohibit its ability to offer all or a portion of its products and services to customers;

  an adverse judgment against the Company for significant monetary damages, including on-going license fees and royalties;

  a settlement on unfavorable terms; and/or

  the triggering of certain contractual obligations to customers related to indemnification or a breach of a contractual warranty of non-infringement.

In addition, patent litigation can be expensive and time consuming. Even if we are successful in defending against this litigation, we may incur substantial costs in doing so, our management may be distracted from more productive endeavors, and our product marketing efforts and relationships with our customers and other third parties may be adversely affected, all of which could have a material adverse effect on our business.

Liquidity and Capital Requirements

The Company faces significant challenges in order to achieve profitability. There can be no assurance that the Company’s planned use of proceeds of the Offering, including the restructuring, will be successful or that the Company will be able to maintain adequate liquidity or achieve long-term viability. Our failure to achieve profitability and positive operating cash flows in the future could have a material adverse effect on our financial condition and results of operation. The Company’s ability to meet its obligations in the ordinary course of business is dependent upon its ability to establish profitable operations or raise capital, as needed, through public or private debt or equity financing, or other sources of financing to fund operations. The Company currently does not have access to a credit facility. The disruption of the capital markets and the continued decline in economic conditions, amongst other factors, could negatively impact the Company’s ability to achieve profitability or raise additional capital when needed. In order to optimize the growth of the business, we may need to seek to raise additional debt or equity financing. There can be no assurance that we will be able to identify a source of such financing, or that such financing will be available on terms acceptable to us, if at all. Moreover, should the opportunity to raise additional capital arise, any additional debt or equity financing could result in significant dilution of the existing holders of Common Shares.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Borden Ladner Gervais LLP, counsel to the Company, the following fairly summarizes the principal Canadian federal income tax consequences relating to the receipt, exercise and disposition of Rights under the Offering generally applicable to a holder who acquires Rights under the Offering in the holder’s capacity as a shareholder, and at all material times for purposes of the Income Tax Act (Canada) (the “Tax Act”), is resident or deemed to be resident in Canada and is not resident in any other jurisdiction,

  deals at arm’s length and is not affiliated with the Company,

  holds all Common Shares and will hold all Rights and Rights Shares issued pursuant to the exercise of the Rights, solely as capital property,

  is not a “financial institution” or a “specified financial institution”,

  is not an entity an interest in which is a “tax shelter investment”, and has not elected to determine its Canadian tax results in accordance with a “functional currency” (which excludes Canadian dollars), as each of those terms is defined in the Tax Act

(each such holder, in this summary, a “Rightsholder”).

A Rightsholder’s Rights and Rights Shares generally will be capital property unless the Rightsholder holds them in the course of carrying on a business of buying or selling securities or as an adventure or concern in the nature of trade. Subject to certain exceptions set out in the Tax Act, a Rightsholder who is resident in Canada and whose Rights Shares might not otherwise be considered capital property may be entitled to elect irrevocably under subsection 39(4) of the Tax Act to deem all Rights Shares and all other “Canadian securities” (as defined in the Tax Act) owned by the Rightsholder in the taxation year in which the Rightsholder makes the election, and in all subsequent taxation years, to be capital property.

This summary is based on the current provisions of the Tax Act and the regulations thereunder, all amendments thereto publicly proposed by or on behalf of the Minister of Finance (Canada) to the date hereof, and counsel’s understanding of the current published administrative and assessing practices of the Canada Revenue Agency (the “CRA”). It is assumed that all such amendments will be enacted as currently proposed, and that there will no other change to any relevant law or practice, although no assurance can be given in these respects. This summary does not take into account any other federal Canadian, provincial, territorial or foreign tax law, or any tax treaty.

This summary does not address any person who is not a Rightsholder. All such persons are urged to consult their own legal and tax advisers with respect to the Canadian federal income tax consequences of the Offering applicable to them, which may differ materially from the Canadian federal income tax consequences applicable to Rightsholders as set out in this summary.

The following summary is of a general nature only and is not, and should not be construed as, legal or tax advice to any particular Rightsholder. Each Rightsholder should consult the Rightsholder’s own legal and tax advisers regarding the legal and tax consequences of the Offering applicable to the Holder’s particular circumstances.

Receipt of Rights

Generally, a Rightsholder will not be required to include an amount in computing the Rightsholder’s income as a consequence of acquiring Rights under the Offering. The Rightsholder will acquire the Rights under the Offering at a cost equal to nil. The cost of each identical Right received by a Rightsholder pursuant to the Offering will be averaged with the adjusted cost base of each other Right held by the Rightsholder (including any Rights acquired otherwise than pursuant to the Offering).

Exercise of Rights

A Rightsholder who exercises a Right to acquire a Rights Share will not thereby realize a capital gain or loss. The Rightsholder will be deemed to acquire the Rights Share at an aggregate cost equal to the Subscription Price plus the adjusted cost base of the exercised Right (if any) to the Rightsholder determined immediately before the exercise. The adjusted cost base of the Rights Share so acquired by the Rightsholder generally will be averaged with the adjusted cost base of any other Common Shares held by the Rightsholder at the time of exercise.

Expiry of Rights

A Rightsholder whose unexercised Right expires will realize a capital loss equal to the adjusted cost base of the expired Right determined immediately before expiry. The resulting capital loss generally will be deductible in the manner described below under the heading “Disposition of Rights or Rights Shares”.

Disposition of Rights or Rights Shares

A Rightsholder who disposes of a Right or Rights Share (in the case of Rights, other than pursuant to the exercise or expiry thereof and, in the case of Rights Shares, other than pursuant to a disposition to the Company), will realize a capital gain (or loss) equal to the amount by which the proceeds of disposition, less reasonable costs of the disposition, exceed (or are less than) the adjusted cost base of the Rightsholder’s Right or Rights Share, as applicable, at that time.

Generally, a Rightsholder must include one half of any capital gain (“taxable capital gain”) arising on the disposition of a Right or Rights Share in income in the taxation year in which the disposition occurs. The Rightsholder may deduct one half of any capital loss (“allowable capital loss”) so arising from taxable capital gains realized in the year and, to the extent not so deductible, from net taxable capital gains realized in any of the three preceding taxation years or any subsequent taxation year, to the extent and under the circumstances described in the Tax Act.

Capital gains realized by an individual or certain trusts may give rise to alternative minimum tax under the Tax Act.

A Rightsholder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) throughout a taxation year may be liable to pay an additional refundable tax of 6 2/3% on its “aggregate investment income” for the year, which generally will include an amount in respect of the Rightsholder’s taxable capital gains for the year, if any.

A capital loss incurred by a Rightsholder that is a corporation from a disposition of a Rights Share may, to the extent and under circumstances set out in the Tax Act, be reduced by the amount of dividends (if any) previously received or deemed to have been received by the Rightsholder on its Rights Share. Similar rules may apply where Rights Shares are owned by a trust or partnership of which a corporation, trust or partnership is a beneficiary or member. Rightsholders to whom these rules may apply should consult their own tax advisers.

Qualified Investment

The Rights Shares and Rights will, while Common Shares are listed on a designated stock exchange (which currently includes the TSX), be “qualified investments” under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), registered retirement income fund (“RRIF”), deferred profit sharing plan, tax-free savings account (“TFSA”), registered education savings plan, or registered disability savings plan (each a “Registered Plan”), provided, in the case of an unlisted Right, that neither the Company nor any person with whom the Company does not deal at arm’s length, is an annuitant, beneficiary, employer or subscriber under, or a holder of, the relevant Registered Plan.

The Rights Shares and Rights generally should not be a “prohibited investment” (as defined in the Tax Act) for an RRSP, RRIF or TFSA, provided that the annuitant of the RRSP or RRIF or the holder of the TFSA, as the case may be, does not have a “significant interest” (as defined in the Tax Act) in the Company, and the Company deals at arm’s length (within the meaning of the Tax Act) with the annuitant or holder and each corporation, partnership or trust in which the annuitant or holder holds a significant interest.

DIRECTOR INFORMATION AND EXECUTIVE COMPENSATION

Michael Sonnenfeldt

Michael Sonnenfeldt holds 9,537,778 Common Shares (or 18.9% of the issued and outstanding Common Shares) as of the date of this prospectus. Since April 1998, Mr. Sonnenfeldt has held a position as managing member of MUUS & Company LLC and MUUS Holdings LLC.

Mr. Sonnenfeldt participated in a private placement of Common Shares that closed on August 3, 2012. Mr. Sonnenfeldt subscribed for 2,017,278 Common Shares at a price of $0.45 per Common Shares.

As the Chairman of the Board, Mr. Sonnenfeldt will be entitled to the following base compensation:

Description	Base cash	In share units
Board Chair Retainer	$35,000	$7,500
Board Retainer	$20,000	$7,500
Compensation Committee Chair	$5,000
Audit Committee Member	$3,750
Compensation Committee Member	$2,500
Total	$66,250	$15,000

In addition to the aforementioned base compensation, Mr. Sonnenfeldt will be compensated as per the other directors as set out in the Company’s management information circular dated March 26, 2013 under the heading “Board Compensation Table”.

John Simmons

John Simmons holds 625,000 Common Shares (or 1.2% of the issued and outstanding Common Shares) as of the date of this prospectus. From October 2007 to July 2013, Mr. Simmons was the CEO of Integrated Paving Concepts Inc. Since January 2000, Mr. Simmons has held a position as President of JC Simmons & Associates, Inc.

Mr. Simmons has entered into an employment agreement with the Company which is effective from his commencement of employment on August 1, 2013. This agreement includes base compensation of $250,000, a targeted bonus of $125,000 if approved budgets are achieved (and which could increase to $250,000 if exemplary profit performance in excess of approved budgets are achieved), and a grant of stock options in accordance with the Company’s existing stock option plan, which has been approved by the Company’s shareholders. The agreement provides the Company with the right to terminate the employment contract by providing Mr. Simmons with severance equal to twelve months of salary. This severance applies to both a regular termination and a change of control.

Stuart Williams

Stuart Williams holds 9,000 Common Shares (or less than 0.01% of the issued and outstanding Common Shares) as of the date of this prospectus. From May 2009 to September 2013, Mr. Williams was the manager of financial operations for the Company.

Mr. Williams is in the process of entering into an employment agreement with the Company. This agreement is expected to include base compensation of $120,000, a potential bonus of $36,000 and a grant of stock options in accordance with the Company’s existing stock option plan, which has been approved by the Company’s shareholders. The agreement is also expected to include a termination period of six months, applicable to both a regular termination and a change of control. The Company will disclose the terms of the employment agreement with Mr. Williams once it has been formally entered into.

Conflicts of Interest Relating to Carmanah

Certain of our directors and officers also serve as directors or officers of, or have ownership interests in, other entities which operate within the Company’s industry, or which serve as suppliers to the Company.

Consequently, there is a possibility that a conflict could arise for such directors and officers. Any Company-related decision made by any of these directors and officers should be made in accordance with their duties and obligations to deal fairly and in good faith and to act in the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such director may have a conflict of interest in accordance with the procedures set forth in the Company’s Code of Business Conduct for Directors, Officers and Employees and in the Business Corporations Act (British Columbia) and other applicable laws.

LEGAL MATTERS

Certain legal matters relating to the Offering and to the Rights to be distributed pursuant to this prospectus will be passed upon on the Company’s behalf by Borden Ladner Gervais LLP.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The Company’s auditors are Deloitte LLP, Chartered Accountants of Vancouver, British Columbia, Canada.

Computershare Trust Company of Canada is the Company’s registrar and transfer agent at its principal offices at 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, Canada V6C 3B9.

INTERESTS OF EXPERTS

As at the date hereof, the partners and associates of Borden Ladner Gervais LLP, as a group, beneficially own, directly, or indirectly, less than 1% of the securities of the Company and its associates and affiliates.

The Company’s auditors are Deloitte LLP, Chartered Accountants, who have issued an independent auditor’s report dated March 13, 2013, in respect of the Company’s consolidated financial statements comprising its consolidated statements of financial position as at December 31, 2012 and December 31, 2011 and the consolidated statements of loss and total comprehensive loss, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2012. Deloitte LLP is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. You should refer to applicable provisions of the securities legislation of your province or territory for the particulars of these rights or consult with a legal advisor.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the Registration Statement of which this prospectus forms a part: (a) the Standby Purchase Agreement; (b) the AIF; (c) the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2012, together with the notes thereto and the independent auditors’ report thereon; (d) the management’s discussion and analysis of financial condition and results of operations of the Company for the fiscal year ended December 31, 2012; (e) the unaudited condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2013, together with the notes thereto; (f) the management’s discussion and analysis of financial condition and results of operations of the Company for the three and six month periods ended June 30, 2013; (g) the management information circular of the Company dated March 26, 2013; (h) the Company’s material change report dated October 8, 2013 with regard to the departure of Bruce Cousins as CEO of the Company; (i) the Company’s material change report dated October 9, 2013 with regard to the Standby Purchase Agreement; (j) the consent of Borden Ladner Gervais LLP; (k) the consent of Deloitte LLP; and (l) powers of attorney.

CERTIFICATE OF THE COMPANY

October 9, 2013

This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of the Provinces of British Columbia, Alberta and Ontario.

(signed) “John Simmons”	(signed) “Stuart Williams”
JOHN SIMMONS	STUART WILLIAMS
Director and	Chief Financial Officer
Chief Executive Officer

On behalf of the Board of Directors

(signed) “Michael W. Sonnenfeldt”	(signed) “Peter Berrang”
MICHAEL W. SONNENFELDT	PETER BERRANG
Director	Director

C-1

PART II—INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The exhibits to this registration statement are:

Exhibit	Description

1.1

Standby Purchase Agreement dated October 9, 2013 by and among the Registrant, MUUS Holdings LLC, John Simmons, JDM Investment Holdings Inc., TMH Capital Corp., Ronald Bruder, Opallo Investment Limited and Marcia Riklis

2.1	Annual information form of the Registrant for the fiscal year ended December 31, 2012

2.2	Audited consolidated financial statements of the Registrant for the fiscal year ended December 31, 2012, together with the notes thereto and the independent auditors’ report thereon

2.3	Management’s discussion and analysis of financial condition and results of operations of the Registrant for the fiscal year ended December 31, 2012

2.4	Unaudited condensed consolidated interim financial statements of the Registrant for the three and six months ended June 30, 2013, together with the notes thereto

2.5	Management’s discussion and analysis of financial condition and results of operations of the Registrant for the three and six month periods ended June 30, 2013

2.6	Management information circular of the Registrant dated March 26, 2013

2.7	Material change report of the Registrant dated October 8, 2013 regarding the departure of Bruce Cousins as Chief Executive Officer

2.8	Material change report of the Registrant dated October 9, 2013 regarding the Standby Purchase Agreement

3.1	Consent of Borden Ladner Gervais LLP

3.2	Consent of Deloitte LLP

4.1	Powers of Attorney (contained on the signature pages of this registration statement)

PART III—CONSENT TO SERVICE OF PROCESS

Not applicable.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-7 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Country of Canada, on October 9, 2013.

CARMANAH TECHNOLOGIES CORPORATION

By:
/s/ John Simmons
John Simmons
President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

     The Registrant and each person whose signature appears below constitutes and appoints each of John Simmons and Stuart Williams as his true and lawful attorney-in-fact and agent with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and registration statements filed pursuant to Rule 429 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ John Simmons
John Simmons	President, Chief Executive	October 9, 2013
Officer and Director
(Principal Executive Officer)

/s/ Stuart Williams
Stuart Williams	Chief Financial Officer	October 9, 2013
(Principal Financial and
Accounting Officer)

/s/ Michael W. Sonnenfeldt
Michael W. Sonnenfeldt	Chairman, Director and	October 9, 2013
Authorized Representative in
the United States

/s/ Peter Berrang
Peter Berrang	Director	October 9, 2013

INDEX TO EXHIBITS

Exhibit	Description

1.1

Standby Purchase Agreement dated October 9, 2013 by and among the Registrant, MUUS Holdings LLC, John Simmons, JDM Investment Holdings Inc., TMH Capital Corp., Ronald Bruder, Opallo Investment Limited and Marcia Riklis

2.1	Annual information form of the Registrant for the fiscal year ended December 31, 2012

2.2	Audited consolidated financial statements of the Registrant for the fiscal year ended December 31, 2012, together with the notes thereto and the independent auditors’ report thereon

2.3	Management’s discussion and analysis of financial condition and results of operations of the Registrant for the fiscal year ended December 31, 2012

2.4	Unaudited condensed consolidated interim financial statements of the Registrant for the three and six months ended June 30, 2013, together with the notes thereto

2.5	Management’s discussion and analysis of financial condition and results of operations of the Registrant for the three and six month periods ended June 30, 2013

2.6	Management information circular of the Registrant dated March 26, 2013

2.7	Material change report of the Registrant dated October 8, 2013 regarding the departure of Bruce Cousins as Chief Executive Officer

2.8	Material change report of the Registrant dated October 9, 2013 regarding the Standby Purchase Agreement

3.1	Consent of Borden Ladner Gervais LLP

3.2	Consent of Deloitte LLP

4.1	Powers of Attorney (contained on the signature pages of this registration statement)